PROXY VOTING POLICIES AND PROCEDURES

Proxy Voting Policy

The Adviser may have responsibility for voting proxies for certain clients. This policy is intended to fulfill applicable requirements imposed on the Adviser under Rule 206(4)-6 of the Investment Advisers Act of 1940, as amended (“Act”), where it has been delegated to do so.

I.	POLICY

Adviser owes each client duties of care and loyalty with respect to the services undertaken for them, including the voting of proxies. In those circumstances where Adviser will be voting proxies of portfolio securities held directly by a client, Adviser, guided by general fiduciary principles, will act prudently and solely in the best interest of its clients. Adviser will attempt to consider relevant factors of its vote that could affect the value of its investments and will vote proxies in the manner that it believes will be consistent with efforts to maximize shareholder value.

Attached to this policy as Appendix B are Proxy Voting Guidelines (“Guidelines”) that Adviser will use when voting proxies. The Guidelines help to ensure Adviser’s duty of care and loyalty to clients when voting proxies.

1.	Duty of Care

Adviser’s proxy policy mandates the monitoring of corporate events and the voting of client proxies. However, there may be occasions when Adviser determines that not voting a proxy may be in the best interests of its clients; for example, when the cost of voting the proxy exceeds the expected benefit to the client. There may also be times when clients have instructed Adviser not to vote proxies or direct Adviser to vote proxies in a certain manner. Adviser will maintain written instructions from clients with respect to directing proxy votes.

2.	Duty of Loyalty

Adviser will ensure proxy votes are cast in a manner consistent with the best interests of the client. Adviser will use the following process to address conflicts of interest: a) identify potential conflicts of interest; b) determine which conflicts, if any, are material; and c) establish procedures to ensure that Adviser’s voting decisions are based on the best interests of clients and are not a product of the conflict.

a.	Identify Potential Conflicts of Interest

Conflicts of interest may occur due to business, personal or family relationships.

Potential conflicts may include votes affecting the Adviser.

b.	Determine which Conflicts are Material

A “material” conflict should generally be viewed as one that is reasonably likely to be viewed as important by the average shareholder. For example, an issue may not be viewed as material unless it has the potential to affect at least 1% of an adviser’s annual revenue.

c.	Establish Procedures to Address Material Conflicts.

Adviser has established multiple methods to address voting items it has identified as those in which it has a material conflict of interest.

i.	Use an independent third party to recommend how a proxy presenting a conflict should be voted or authorize the third party to vote the proxy.

ii.	Refer the proposal to the client and obtain the client’s instruction on how to vote.

iii.	Disclose the conflict to the client and obtain the client’s consent to Adviser’s vote.

3.	Proxy Referrals.

For securities held within an account whose strategy either involves passive management or whose stock selection is based solely upon quantitative analysis and/or does not involve fundamental analysis of the issuer, proxies will be referred to a third party proxy service for voting in accordance with their policies and guidelines.

4.	Adviser may have different voting policies and procedures for different clients and may vote proxies of different clients differently, if appropriate in the fulfillment of its duties.

II.	DOCUMENTATION

Adviser shall maintain the following types of records relating to proxy voting:

1.	Proxy Voting Policy and all amendments thereto

2.	Proxy statements received for client securities. Adviser may rely on proxy statements filed on EDGAR instead of keeping copies or, if applicable, rely on statements maintained by a proxy voting service provided that Adviser has obtained an undertaking from the service that it will provide a copy of the statements promptly upon request.

3.	Records of votes cast on behalf of clients.

4.	Any document prepared by Adviser that is material to making a proxy voting decision or that memorialized the basis for that decision.

Such records shall be maintained for the period of time specified in Rule 204-2(c)(2) of the Act. To the extent that Adviser is authorized to vote proxies for a United States Registered Investment Company, Adviser shall maintain such records as are necessary to allow such fund to comply with its recordkeeping, reporting and disclosure obligations under applicable laws, rules and regulations.

Adopted by the Adviser as of December 13, 2021.

Proxy Voting Guidelines

The following guidelines will be used when deciding how to vote proxies on behalf of clients. These are policy guidelines that can always be superseded, subject to the duty to act in the best interest of the beneficial owners of accounts, by the investment management professionals responsible for the account holding the shares being voted.

A.	Election of Directors

a.	We generally vote for all director nominees, except in situations where there is a potential conflict of interest, including but not limited to the nomination of a director who also serves on a compensation committee of a company’s board and/or audit committee.

B.	Auditors

a.	Ratifying Auditors – we generally vote in favor for such proposals, unless the auditor is affiliated or has a financial interest in the company.

b.	Financial Statements & Auditor Reports – we generally vote in favor of approving financial and auditor reports.

c.	Compensation – we generally vote in favor for such proposals.

d.	Indemnification – we vote against indemnification of auditors.

C.	Executive & Director Compensation

a.	We generally vote in favor for such proposals.

D.	Miscellaneous and Non-Routine matters

a.	We vote miscellaneous proposals on a case-by-case basis, in the best interest of shareholders.